GOLDCORP TO RELEASE 2017 THIRD QUARTER RESULTS ON OCTOBER 25; CONFERENCE CALL AND WEBCAST ON OCTOBER 26

Vancouver, September 29, 2017 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release its 2017 third quarter results after market close on October 25, 2017, followed by a conference call and webcast on October 26 at 10:00 am PT.

Third Quarter 2017 Conference Call and Webcast details:

Date: Thursday, October 26, 2017
Time: 10:00 a.m. (PT)
Toll Free (US and Canada):   1-800-355-4959
Outside US and Canada: 1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):   1-800-408-3053
Outside US and Canada: 1-905-694-9451
Replay end date: November 26, 2017
Replay Passcode: 2296992

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com